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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                    Valero Energy Corporation
         (formerly Valero Refining and Marketing Company)
-----------------------------------------------------------------
                         (Name of Issuer)

              Common Stock, par value $.01 per share
-----------------------------------------------------------------
                  (Title of Class of Securities)

                            91913Y100
-----------------------------------------------------------------
                          (CUSIP Number)

                c/o Arnold S. Olshin, Salomon Inc
                    Seven World Trade Center,
             New York, New York 10048 (212) 783-7000
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        September 12, 1997
               -----------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.      |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

---------------------------                       ------------------------
CUSIP No. 91913Y100                                  Page 2 of 4 Pages
---------------------------                       ------------------------

--------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Salomon Inc
         22-1660266
--------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [   ]
                                                             (b) [ X ]

--------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         AF, 00
--------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                          [ X ]

--------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           3,429,796 shares
NUMBER OF SHARES  --------------------------------------------------------
  BENEFICIALLY        8    SHARED VOTING POWER
   OWNED BY
 EACH REPORTING   --------------------------------------------------------
     PERSON           9    SOLE DISPOSITIVE POWER
      WITH
                           3,429,796 shares
                  --------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,429,796 shares
--------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [   ]

--------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
--------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO, HC
--------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           Salomon Inc hereby amends its Statement on Schedule 13D relating to the Common Stock, par value $.01 per share, of Valero Energy Corporation (formerly Valero Refining and Marketing Company) (the "Issuer") dated August 11, 1997 (the "Schedule 13D"), as set forth below. All terms defined in the Schedule 13D have the same meaning in this Amendment No. 1.

Item 4.    Purpose of Transaction.
           -----------------------

           The following is inserted at the end of this item as set forth in the Schedule 13D:

           "Notwithstanding the foregoing, Salomon Inc and the Issuer have been discussing the possibility of the Issuer waiving the lock-up provisions of the Stockholder Agreement. The Issuer has indicated a willingness, given prevailing market conditions, to waive the lock-up provisions of the Stockholder Agreement to allow Salomon Inc to sell all the shares of Common Stock to which this statement relates in a broad distribution and has indicated that it would not exercise its right of first offer with respect to such a sale. Accordingly, SBI, on behalf of Salomon Inc, has commenced marketing activity intended to facilitate such a sale."

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

           (a-b) The following is inserted after the final paragraph of this item as set forth in the Schedule 13D:

           "The Issuer, in its Quarterly Report on Form 10-Q for the period ended June 30, 1997, reported that 56,093,615 shares of Common Stock were outstanding as of August 1, 1997. The 3,429,796 shares of Common Stock beneficially owned by Salomon Inc represent approximately 6.1% of the 56,093,615 outstanding shares of Common Stock."

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.
           -------------------------------------------------------

           This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

           "Other than the provisions of the Stockholder Agreement and the related discussions described in Item 4, neither Salomon Inc nor, to the best knowledge of Salomon Inc, any of the persons listed in Annex A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer."

                       Page 2 of 4 Pages

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 1997


                             SALOMON INC





                             By /s/ Arnold S. Olshin
                             ---------------------------
                               Name:  Arnold S. Olshin
                               Title:  Secretary


                       Page 4 of 4 Pages